Newmont

Gold Medal Performance


UNITED STATES OF AMERICA
TWENTY DOLLARS
IN GOD WE TRUST

Wayne W. Murdy,
President

Merrill Lynch Canada
Mining & Steel Conference
September 12, 2000

Industry Overview

Demand

Strong - Jewelry + 4% in 1H2000

- But investment demand - 22%

Marketing initiative needed to renew gold's luster

Supply

Washington accord holding / other sales manageable

Mine production leveling off

Industry discipline needed in investment and hedging

Price

Flat near-term without a change in US $

Increasing longer-term if industry accepts responsibility for supply/demand issues

Strategy for Shareholder Value

Enhance value of core assets through:

> **Increased efficiencies - Gold Medal Performance**

> **Exploration and technological expertise**

> **Strategic acquisitions**

Preserve maximum leverage to gold price

North America's Largest Gold Producer

- World class assets
- Low cost operations
- Long-lived reserves
- Basically unhedged

World-Class Core Assets

Indonesia





Nevada



Peru

Battle Mountain Merger

All stock: 24.2 mm NEM shares

(increasing total shares outstanding to 192.2mm)

Pooling of interests

BMG Attributes

Attractive Phoenix project in Nevada

9.9 mm ozs reserves

760,000 ozs low-cost annual production

$30 mm sustainable cash savings

Completion target this Fall

Superior Standing Among Our Peers

Highest Reserves ozs/share


0.34
0.20
0.15
0.08
NEM
PDG
ABX
HM

Greatest Production ozs/share


0.028
0.009
0.009
0.009
NEM
ABX
PDG
HM

Low Break-Even Cost/oz *


$275
$284
$287
$297
ABX
NEM
HM
PDG

Battle Mountain is accretive on each measure

*Source: Merrill Lynch for 1H2000

Positioned to Deliver Shareholder Value

Least Hedged
% 2000 Production


3
11
38
100
NEM
HM
PDG
ABX

Fewest Shares
Outstanding (millions)


168
260
327
396
NEM
HM
PDG
ABX

Battle Mountain retains these values

Delivering Increased Cash Flow

1999


Cash Flow - $ / Share
Realized Gold Price $
2.40
285
1.72
385
1.01
341
.45
290
NEM
ABX
PDG
HM

2000 Cash Flow - $ / Share

@ $285 Gold


3.00
NEM

up 25%

Battle Mountain significantly accrective to cash flow after Phoenix start up

With Battle Mountain -

Reserves up 80% since 1996 to 66.5 mm oz


70
60
50
40
30
20
10
0
37.1
Santa Fe -
13.1
39.6
52.6
56.6
Battle Mountain -
9.9
56.6
1996
1997
1998
1999
1999 w/BMG

With Battle Mountain -

Production up 140% & Cash Cost down 20% since 1996


5.50
218
3.96
4.07
4.18
187
183
175
173
2.28
1996
1997
1998
1999
2000E
Proforma w/BMG
Production mm ozs
Cash Costs ($/oz)

With Battle Mountain -
Enhanced Global Diversity


Holloway 0.8
Golden Giant 1.7
Zarafshan 3.0
Newmont Nevada 28.0
Phoenix 5.7
Mesquite 0.5
La Herradura 0.7
Minahasa 1.1
Batu Hijau 6.4
Lihir
Vera/Nancy 0.4
Minera Yanacocha 16.9
Kori Kollo 1.8
NEM Properties
BMG Properties

Nevada - Our Foundation



35 years of innovation

Produced 29 million ounces

28 million ounces of reserves

Production

1999	**2.5 mm/ozs.**
2000E	**2.9 mm/ozs.**

~ $208/ounce total cash costs

Nevada: A Core Asset

Unparalleled flexibility

- **9 open pit & 4 underground mines**
- **17 processing facilities**

2 million acre land position


NORTH
0
20
Miles
Twin Creeks
Deep Post
Deep Star
Gold Quarry
Winnemucca
Lone Tree
Elko
Carlin
Trenton Canyon
80
Mule Canyon
Phoenix
Newmont Checkerboard Property

Phoenix Attributes

Synergies

- Lone Tree Autoclave
- Surplus mining equipment

Contribution

- Secures Nevada production @ ~ 2.7mm ozs.
- At current cash cost
- Annually 2003 - 2007

Phoenix Projections

Average annual production

Gold:	390,000 ozs
Silver:	1,350,000 ozs
Copper:	27,500,000 lbs

Average cash costs

$140/oz	Initial years
$150/oz	13 years LOM

Capital cost - $200 million

Construction	July, 2001
Leach production	January, 2002
Mill production	January, 2003

Exploration Success

Nevada

- Largest exploration effort in the state
- Deep Star/Deep Post underground advances
- Gold Quarry - high grade, underground targets at Chukar Footwall
- Lone Tree definition drilling projected to increase reserve base by 0.5 mm to 1 mm oz

Batu Hijau Mine for the 21st Century



56.25% Economic Interest

Reserves

10.5 B lbs. Copper

11.8 mm ozs. Gold

Newmont Mining Corporation

Batu Hijau Potential

2000E

Equity production	300 mm lbs. copper
	180,000 ozs. gold
Total cash costs	~$0.55/lb. copper

Life of Mine

Annual Equity production	340 mm lbs. copper
	270,000 ozs. gold
Total cash costs	<$0.50/lb. copper

Minera Yanacocha, Peru: Our Golden Growth Story



51% owned

Reserves:	**32.9 mm ozs.**

Production

1999:	**1.65 mm ozs. of gold**
2000E:	**1.95 mm ozs. of gold**

< $90/oz. Total cash cost

4 open-pit mines,
2 processing facilities

Yanacocha - Profitable Growth


Equity Production (000 oz)
100
308
531
686
850
1000
90
1996
1997
1998
1999
2000E
Production mm ozs
Cash Costs ($/oz)


Equity Reserves (mm oz)
3.1
7.1
10.6
16.9
20+
1996
1997
1998
1999
2000E

Capex - through Year-End 1999	**$480mm**
2000E	**$230mm**
	$710mm

Exploration Success

Peru

Estimated y/e reserves 40mm ozs. + 20%

Best hole to date at Corimayo -

428m @ 3.5 g/t, including 70m @ 14.8 g/t

Add to mineralized material at

Minas Conga (40% equity)

Yanacocha Exploration


Mine, Reserves & Mineralized Material
Projects or Prospects
Minas Conga Exploration Targets
Solitario:
100 % Newmont
Amaro
Lindero
Mishacocha
Perol
Chailhuagon
Cerro
Yanacocha
Chugures
Carachugo
El Tapado
Corimayo
Quecher
C. Negro
Kupfertal
San Jose
C. Quilish
Minas Conga:
40% Newmont
60% Buenaventura
Yanacocha:
51.35% Newmont
43.65% Buenaventura
5.00% International Finance Corp.
NORTH
0
10
Kilometers

Newmont in the New Millennium

	Annual Targets*
Gold production	**+ 5 mm oz**
Total cash cost	**~ $165/oz**
Copper production	**300 mm lbs**
Total cash cost	**< $0.50**
Strong cash flow	
Debt to cap ratio	**25-30%**
Highest leverage to rising metal prices	

*** Assuming completion of BMG merger and Phoenix start up**

PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT

These materials include forward-looking information and statements about Newmont Mining Corporation, Battle Mountain Gold Company and the combined company after completion of the transaction that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in these materials are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont and Battle Mountain, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission (SEC) made by Newmont and Battle Mountain; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the merger, the value of the merger consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transaction; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Battle Mountain in connection with the proposed merger, and their interests in the solicitation, are set forth in a Schedule 14A filed on the date of these materials with the SEC. Newmont and Battle Mountain will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. A preliminary version of these materials has been filed with the SEC. Investors are urged to read the definitive proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information on the proposed transaction. Investors will be able to obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Newmont may be obtained free of charge by contacting Newmont Mining Corporation, 1700 Lincoln Street, Denver, CO 80203, (303) 863-7414. Documents filed with the SEC by Battle Mountain will be available free of charge by contacting Battle Mountain Gold Company, 333 Clay Street, 42nd Floor, Houston, Texas 77002, (713) 650-6400. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decision.

Newmont


UNITED STATES OF AMERICA
TWENTY DOLLARS
IN GOD WE TRUST

Gold Medal Performance

Yanacocha: Corimayo



Silicification
Leached Silica
Clay Altered Intrusive Diatreme
Chilon Fault
Carbon Fault
Tapado Fault
COR-25
In Progress
Barren
Barren
Pending
140m/2.48 g/t
Planned
130m/1.87 g/t
Barren
62m/3.40 g/t
100m/1.02 g/t
81m/5.82 g/t
COR-26
In Progress
Barren
74m/0.88 g/t Au
136m/15.43 g/t Ag
Planned
COR-24
Pending
Cor-18
428m/3.51 g/t
Includes: 70m/14.8 g/t
Barren

Newmont Mining Corporation

Carlin Deep Post Underground


El 4480 Portals
Nov 1999
El 4350 Portals
April 1999
Barrick Asset
Exchange
Newmont
Lower Post-
Betze Pit
El 4300
4100
3900
3700
Main Haulage
Decline
Ventilation
Raise
Backfill
Decline
UG Shop
UG Backfill
Plant
Access Ramp
Recent Drill Results
-31m / 48.6 g/t
-41m/ 42.2 g/t

Gold Margin Corridor


NORTH
0
2000
Feet
Post Pit
Deep
Post
NGC
BGMI
Deep Star Fault
Post Fault
Exploration
Drift
Drift Advance
7/31/2000
41% Complete
18m / 17.0 g/t
DSU-207
DSU-202
DSU-206
DSU-205
DSU-204
Deep Star
Orebody
Gen Fault

Gold Quarry: Chukar Footwall Target


Facing Southwest
0 400ft
overburden
bedrock
Dp
30m / 17.0 g/t oz/st Au
14m / 25.2 g/t oz/st Au
SDrm
+0.03 oz/st Gold Shape
295m / 4 g/t oz/st Au